Exhibit 99.5

120 Collins Street

Melbourne 3000

Australia

T +61 (0) 3 9283 3333

F +61 (0) 3 9283 3707

Media release

Rio Tinto invests US$518 million in autonomous trains for Pilbara iron ore rail network in Western Australia

20 February 2012

Rio Tinto will run the world’s first automated long-distance heavy-haul rail network, with a US$518 million investment (Rio Tinto share US$478 million) in driverless trains.

The first driverless train will be launched in 2014, with the AutoHaulTM automated train programme scheduled for completion a year later.

AutoHaulTM is being pioneered as part of the automation component of Rio Tinto’s Mine of the FutureTM initiative that also includes driverless trucks and autonomous drills. On its 1,500-kilometre rail network, Rio Tinto currently runs 41 trains from mines to ports, comprising 148 locomotives and 9,400 iron ore cars.

Automating train operations allows Rio Tinto to expand Pilbara production capacity without needing to make a substantial investment in additional trains.

It will also drive productivity improvements, with greater flexibility in train scheduling and the removal of driver changeover times creating extra capacity in the rail network. Other benefits include more efficient fuel use, resulting in lower energy costs and a reduction of carbon dioxide emissions for each tonne of iron ore produced.

Rio Tinto chief executive Australia and Iron Ore Sam Walsh said “Rio Tinto is leading the way in large-scale use of automation, with plans to deploy 150 driverless trucks and our plans for AutoHaulTM. Expanding Pilbara iron ore production is a high-return and low-risk investment for Rio Tinto that will enhance shareholder value. Automation will help us meet our expansion targets in a safe, more efficient and cost-effective way.

“Automation also helps us address the significant skills shortage facing the industry, providing a valuable opportunity to improve productivity. However, as we expand our business we will see an overall increase in job numbers and this will provide new opportunities in the rail division and elsewhere. As always, we will engage directly with those affected as we gradually make the transition to automation over the next three years.”

AutoHaulTM and the overall expansion of rail operations are subject to a number of State Government and other approvals

Cont…/

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Mine of the FutureTM

Launched in 2008, Rio Tinto’s Mine of the FutureTM programme introduces next-generation technologies for mining operations that aim to reduce costs, increase efficiency and improve health, safety and environmental performance.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, Australia / Asia	Investor Relations, Australia
David Luff	Dave Skinner
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3628
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Karen Halbert	Christopher Maitland
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Bruce Tobin
Office: +61 (0) 3 9283 3612
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Gervase Greene
Office: +61 (0) 8 9327 2975
Mobile: +61 (0) 408 098 572
Media Relations, EMEA / Americas	Investor Relations, London
Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0)7920 503 600	Mobile: +44 (0) 7917 576597
Tony Shaffer	David Ovington
Office: +44 (0) 20 7781 1138	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7920 041 003	Mobile: +44 (0) 7920 010 978
Christina Mills
Office: +44 (0) 20 7781 1154
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Media Relations, Canada	Investor Relations, North America
Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
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High resolution photographs and media pack available at: www.riotinto.com/media